PRESS RELEASE	AUGUST 12, 2025

Largo Reports Q2 2025 Financial Results; Delivering Cost Reductions and Efficiency Improvements Aiming to Offset Current Vanadium Price Weakness

All amounts expressed are in U.S. dollars, denominated by "$".

Q2 2025 and Other Highlights

  Revenues of $26.1 million ($25.4 million from vanadium sales and $0.7 million from ilmenite sales) in Q2 2025 vs. revenues of $28.6 million ($26.2 million from vanadium sales and $2.3 million from ilmenite sales) in Q2 2024

  Revenues per lb sold3 of V2O5 equivalent of $6.39 in Q2 2025 vs. $6.46 in Q2 2024

  Operating costs of $30.1 million in Q2 2025, a 17% improvement over $36.4 million in Q2 2024

  Adjusted cash operating costs excluding royalties per pound sold3 of $3.18 in Q2 2025, a 24% improvement over the $4.20 per lb sold in Q2 2024

  Mining operations adjusted EBITDA3 of $2.7 million in Q2 2025 vs. $0.9 million in Q2 2024

  Net loss of $5.8 million (including $4.8 million in non-recurring items) in Q2 2025, a 60% improvement over the net loss of $14.5 million (including $8.5 million in non-recurring items) in Q2 2024

  Basic loss per share of $0.09 in Q2 2025 vs. basic loss per share of $0.23 in Q2 2024

  Production of 2,256 tonnes (5.0 million lbs1) of V2O5 in Q2 2025 vs. 2,689 tonnes in Q2 2024

  V2O5 equivalent sales of 1,807 tonnes (inclusive of 123 tonnes of purchased material) in Q2 2025 vs. 1,841 tonnes (inclusive of 128 tonnes of purchased material) sold in Q2 2024

  The Company produced 8,149 tonnes of ilmenite concentrate in Q2 2025 vs. 8,625 tonnes in Q2 2024 and sold 6,024 tonnes vs. 12,261 tonnes

  Storion Energy LLC ("Storion") signs strategic supply agreement with TerraFlow Energy LLC to supply vanadium electrolyte and battery stacks; Storion secures electrolyte lease for 48 MWh flow battery project in Texas, supported by Largo Physical Vanadium Corp.'s unique electrolyte leasing model

  The Company entered into a secured loan by way of a promissory note with ARG International AG for a principal amount of $6 million (CAD$8.25 million) (the "Note"); The Note is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake; The Note has a term of six months, an annualized interest rate of 15% and includes a 1% arrangement fee

  Published the Company's 7th annual sustainability report, Critical Vanadium Supply, highlighting the management of key risks, opportunities, impacts, and outcomes at the Maracás Menchen Mine vanadium-titanium operations in Brazil

Vanadium Market Update2

  Vanadium prices remain under pressure in Europe and China, due to continued low demand in the steel and infrastructure sector and an oversupply from Chinese and Russian producers

  The monthly average U.S. ferrovanadium ("FeV") price has increased approximately 15% year-over-year to $14.70 per lb V in July 2025 and are holding approximately 7% higher than at the start of 2025; This continues to be supported by increased buying interest amid geopolitical tensions and policy shifts that have tightened supply dynamics

  The average benchmark price per pound of V2O5 in Europe was $5.13 in Q2 2025, a 13% decrease from the average of $5.93 seen in Q2 2024

  The average benchmark price per kg of FeV in Europe was $24.37 in Q2 2025, a 9% decrease from the average of $26.83 seen in Q2 2024

  As of August 12, 2025, the average benchmark FeV price per lb V was $14.70 in the U.S. (or approximately $30.86 per kg FeV), and as of August 8, 2025, the average benchmark price per pound of V₂O₅ was $5.23 in Europe

Executive Order 14323 - Addressing Threats to the United States by the Government of Brazil

  On July 30, 2025, Executive Order 14323 was issued by the United States government, increasing tariffs on imports from Brazil from 10% to 50%, effective August 6, 2025

  As a result, the Company is evaluating the potential commercial impact on its vanadium product sales to U.S. customers, including high-purity and ferrovanadium products

  We remain committed to supporting the U.S. aerospace, defense, and steel sectors that rely on our high-quality vanadium for essential applications

  Largo remains as one of the few global vanadium producers capable of meeting the quality and reliability standards required by these industries and the Company deeply values its longstanding partnerships with U.S. customers

  Commercial adjustments, including a reassessment of the Company's U.S. customer strategy, may be necessary if the current tariff regime remains in place

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial results for the three months and six ended June 30, 2025. The Company reported quarterly vanadium pentoxide ("V2O5") equivalent sales of 1,807 tonnes at an adjusted cash operating cost excluding royalties per pound5 sold of $3.18.

Daniel Tellechea, Director and Interim CEO of Largo commented: "In Q2 2025, we continued to make meaningful progress in realigning our operations and cost structure, delivering a 17% reduction in total operating costs year-over-year. These improvements reflect the impact of our disciplined cost containment measures and operational stabilization efforts at the Maracás Menchen Mine." He continued: "While vanadium market conditions remain subdued, we are taking proactive steps to strengthen our liquidity position. The $6 million secured loan provides near-term working capital support, and we continue to evaluate a range of options to enhance financial flexibility as we navigate this environment."

He concluded: "With production steadily normalizing and additional cost efficiencies being realized, we remain focused on optimizing performance and positioning Largo to respond effectively to both market recovery and evolving trade dynamics in key jurisdictions."

Financial and Operating Results - Highlights

(thousands of U.S. dollars, except as otherwise stated)	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues	26,117	28,559	54,352	70,746
Operating costs	(30,057)	(36,379)	(72,534)	(86,086)
Net loss	(5,752)	(14,483)	(14,957)	(27,489)
Basic earnings (loss) per share	(0.09)	(0.23)	(0.23)	(0.43)
Adjusted EBITDA[3]	34	(833)	(2,740)	(3,258)
Mining operations adjusted EBITDA[3]	2,656	900	1,959	1,150
Cash provided before working capital items	2,151	2,732	(6,341)	(456)
Cash operating costs excl. royalties[3] ($/lb)	4.63	5.97	5.64	6.06
Adjusted cash operating costs excl. royalties[3] ($/lb)	3.18	4.20	3.55	4.88
Cash	5,616	35,811	5,616	35,811
Debt	95,073	84,727	95,073	84,727
Total mined - dry basis (tonnes)	4,261,626	3,216,930	8,194,868	6,460,422
Total ore mined (tonnes)	485,687	568,588	932,301	1,172,819
Effective grade[4] of ore mined (%)	0.51	0.69	0.46	0.61
V2O5 equivalent produced (tonnes)	2,256	2,689	3,553	4,418
V2O5 equivalent sales (tonnes)	1,807	1,841	3,873	4,606
Ilmenite concentrate produced (tonnes)	8,149	8,625	14,311	18,188

Key Highlights

  The Company reported a net loss of $5.8 million for Q2 2025, which represents a 60% improvement compared to the net loss of $14.5 million for Q2 2024. This is the lowest net loss the Company has recorded since Q1 2023 and is primarily a reduction in operating costs and expenses and offset by an increase in foreign exchange gain for the quarter.

  Operating costs improved to $30.1 million in Q2 2025 from $36.4 million in Q2 2024, which was primarily driven by a 26% reduction in direct mine and production costs, which also reflects a 9% decrease in vanadium sold and the positive impact of the Company's previously announced initiatives to reduce production costs and improve productivity at the Maracás Menchen Mine. The Company expects to continue seeing the benefits of these initiatives in its financial results going forward.

  Adjusted cash operating costs excluding royalties3 reduced by 24% to $3.18 per lb sold in Q2 2025 over Q2 2024 ($4.20 per lb sold) primarily due to the positive results of the Company's operational turnaround plan and cost optimization initiatives previously announced, which includes the strengthening cost management through rigorous monitoring and control processes to ensure operating expenses remain within targeted budget levels. This is evidenced in the improved global recovery5 rates seen in Q2 2025 (84.9%), an increase of 14.3% from the 74.3% achieved in Q2 2024 and 9.1% higher than the 77.8% achieved in Q1 2025.

  Professional, consulting and management fees of 1.8 million in Q2 2025 decreased from Q2 2024 by 34%, which was primarily attributable to the Company's focus on reducing costs, including reduced insurance costs at Corporate, as well as minimal activity at Largo Clean Energy Corp. ("LCE") during the quarter. Technology start-up costs in Q2 2025 also decreased from Q2 2024 by 66% to $0.2 million, which is primarily attributable to a decrease in activities at LCE.

  The foreign exchange gain in Q2 2025 of $4.7 million (Q2 2024 - loss of $4.1 million) is primarily attributable to a weakening of the U.S. dollar against the Brazilian real. The U.S dollar to Brazilian real exchange rate decreased by approximately 5% for Q2 2025 in comparison to Q1 2025.

  Subsequent to Q2 2025, production and sales were 856 tonnes and 852 tonnes of V2O5 equivalent, respectively, in July 2025, with 4,309 tonnes of ilmenite concentrate being produced during this period and 1,903 dry tonnes of ilmenite being sold.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 and 2024 and its management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2025 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedarplus.com and www.sec.gov.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations; the expected use of proceeds of the Facility and their expected impact on the Company's liquidity position and ability to improve its operations; the Company's transition from turnaround execution to steady-state operations; the Company's ability to meet its set targets for the year; and the extent of capital and operating expenditures.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable prices of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, especially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company's current plans for ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; and receipt of regulatory and governmental approvals, permits and renewals in a timely manner.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP Measures

The Company uses certain non-GAAP measures in its press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 23 as per the Q1 2025 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues - V2O5 produced[i]	$8,151	$12,733	$20,284	$34,291
V2O5 sold - produced (000s lb)	1,310	2,024	3,429	5,137
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$6.22	$6.29	$5.92	$6.68

Revenues - V2O5 purchased[i]	$-	$-	$-	$988
V2O5 sold - purchased (000s lb)	-	-	-	176
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$-	$-	$5.61

Revenues - V2O5[i]	$8,151	$12,733	$20,284	$35,279
V2O5 sold (000s lb)	1,310	2,024	3,429	5,313
V2O5 revenues per pound of V2O5 sold ($/lb)	$6.22	$6.29	$5.92	$6.64

Revenues - V2O3 produced[i]	$1,435	$735	$2,731	$6,938
V2O3 sold - produced (000s lb)	173	82	338	750
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$8.29	$8.96	$8.08	$9.25

Revenues - FeV produced[i]	$13,880	$10,910	$25,592	$23,159
FeV sold - produced (000s kg)	667	512	1,241	1,081
FeV revenues per kg of FeV sold - produced ($/kg)	$20.81	$21.31	$20.62	$21.42

Revenues - FeV purchased[i]	$1,978	$1,832	$4,334	$2,952
FeV sold - purchased (000s kg)	81	87	186	138
FeV revenues per kg of FeV sold - purchased ($/kg)	$24.42	$21.06	$23.30	$21.39

Revenues - FeV[i]	$15,858	$12,742	$29,926	$26,111
FeV sold (000s kg)	748	599	1,427	1,219

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
FeV revenues per kg of FeV sold ($/kg)	$21.20	$21.27	$20.97	$21.42

Revenues[1]	$25,444	$26,210	$52,941	$68,328
V2O5 equivalent sold (000s lb)	3,984	4,058	8,539	10,154
Revenues per pound sold ($/lb)	$6.39	$6.46	$6.20	$6.73

i. As per note 19 of the Company's Q2 2025 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Excluding Royalties Per Pound

The Company's press release refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q1 2025 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operating costs[i]	$30,057	$36,379	$72,534	$86,086
Professional, consulting and management feesii	441	476	976	938
Other general and administrative expensesiii	210	306	389	585
Less: ilmenite costs and write-down[i]	(1,876)	(1,042)	(4,096)	(1,089)
Less: conversion costs[i]	(2,545)	(2,018)	(5,536)	(4,041)
Less: product acquisition costs[i]	(1,978)	(1,310)	(4,335)	(3,360)
Less: distribution costs[i]	(1,957)	(1,724)	(3,534)	(3,542)
Less: inventory write-downiv	10	(912)	11	(466)
Less: depreciation and amortization expense[i]	(4,086)	(5,396)	(9,548)	(13,473)
Cash operating costs	$18,276	$24,357	$46,861	$61,236
Less: royalties[i]	(1,097)	(1,814)	(2,169)	(3,487)
Cash operating costs excluding royalties	$17,179	$22,543	$44,692	$57,749
Less: vanadium inventory write-down[v]	(5,371)	(6,688)	(16,577)	(11,214)
Adjusted cash operating costs excluding royalties	11,808	15,855	$28,115	$46,535
Produced V2O5 sold (000s lb)	3,713	3,776	7,919	9,529

Cash operating costs per pound ($/lb)	$4.92	$6.45	$5.92	$6.43
Cash operating costs excluding royalties per pound ($/lb)	$4.63	$5.97	$5.64	$6.06
Adjusted cash operating costs excluding royalties per pound ($/lb)	$3.18	$4.20	$3.55	$4.88

i. As per note 20 of the Company's Q2 2025 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 16 of the Company's Q2 2025 unaudited condensed interim consolidated financial statements.

iii. As per the Mine properties segment in note 16 less the increase in legal provisions of $0.2 million (for the six months ended June 30, 2025) as noted in the "other general and administrative expenses" of the Company's Q2 2025 management's discussion and analysis.

iv. As per note 5 of the Company's Q2 2025 unaudited condensed interim consolidated financial statements for ilmenite finished products and warehouse supplies, and including a write-down of vanadium purchased products of $nil (Q2 2025) and $0.01 million (for the six months ended June 30, 2025) (write-down reversal of $0.3 million in Q2 2024 and $nil for the six months ended June 30, 2024).

v. As per note 5 of the Company's Q2 2025 unaudited condensed interim consolidated financial statements for vanadium finished products, excluding amounts in note 4 above for vanadium purchased products.

EBITDA and Adjusted EBITDA

The Company's press release refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q1 2025 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net loss	$(5,752)	$(14,483)	$(14,957)	$(27,489)
Foreign exchange gain (loss)	(4,745)	4,132	(10,536)	5,043
Share-based payments	102	118	212	408
Finance costs	2,951	2,805	5,102	4,617
Interest income	(56)	(870)	(177)	(1,176)
Income tax expense (recovery)	18	(2,890)	68	(2,868)
Deferred income tax recovery	(1,605)	(4,342)	(4,271)	(9,671)
Depreciation[i]	4,307	6,168	9,990	14,892
EBITDA	$(4,780)	$(9,362)	$(14,569)	$(16,244)

Inventory write-downii	5,011	7,600	16,591	11,680
Write-down of vanadium assets	46	329	313	215
Movement in legal provisionsiii	(243)	481	104	972
Gain on disposal of interest in subsidiary	-	-	(5,179)	-
Adjusted EBITDA	$34	$(833)	$(2,740)	$(3,258)
Less: Clean Energy Adjusted EBITDA	2,455	1,527	4,233	4,011
Less: LPV Adjusted EBITDA	167	206	466	397

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Mining Operations Adjusted EBITDA	$2,656	$900	$1,959	$1,150

i. As per the consolidated statements of cash flows of the Company's Q2 2025 unaudited condensed interim consolidated financial statements.

ii. As per note 5 of the Company's Q2 2025 unaudited condensed interim consolidated financial statements.

iii. As per the "non-recurring items" section on page 7 of of the Company's Q2 2025 management's discussion and analysis.

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1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2 Fastmarkets Metal Bulletin.

3 The cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, Adjusted EBITDA, Mining operations adjusted EBITDA, revenues per pound per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

4 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate

5 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.